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                                                                January 31, 2006


Ms. Jill S. Davis
Branch Chief
c/o Regina Balderas
Mailstop 7010
United States
Securities and Exchange Commission
100 F Street, NE
Washington DC  20549


         Re:      Hines Horticulture, Inc.
                  Form 10-K for Fiscal Year Ended December 31, 2004
                  Filed March 23, 2005
                  Forms 10-Q for Fiscal Quarters Ended March 31, 2005,
                    June 30, 2005 and September 30, 2005
                  Filed May 16, 2005, August 15, 2005 and November 14, 2005 File No. 0-24439


Dear Ms. Davis,

Please find enclosed our response to comment 1 of your letter dated December 21, 2005. Responses to the other comments have already been provided under a separate cover and filed with the SEC on January 20th, 2006. We are requesting confidential treatment of the portion of our response to comment 1 that has been bounded by bolded brackets. In addition to this, we are also requesting that all materials associated with the response to comment 1 be returned to us. Please let me know if, after reviewing the response to this or any of the other comments, you have additional questions or comments. We have included the initial comment and our response beneath it.

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Liquidity and Capital Resources, page 14
----------------------------------------

1. We note your disclosure in your Form 10-Q for the quarterly period ended June 30, 2005 that as a result of your pay by scan program, your days sales outstanding with your largest customer has improved approximately twenty days compared to the same period a year ago. Please expand your MD&A discussion to describe in more detail the particular aspects of the pay by scan program that contributed to the improvement in your days sales outstanding.

RESPONSE - We have significantly improved our days sales outstanding as a result of our pay by scan program, which began in February 2005. [**](1)

If, after review of our responses, you have any questions or concerns, please do not hesitate to contact me. I can be reached at (949) 936-8122 or via facsimile at (949) 786-0968.


                                                   Sincerely,

                                                   /s/ Claudia Pieropan

                                                   Claudia Pieropan
                                                   Chief Financial Officer
                                                   Hines Horticulture, Inc.

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(1) [**] = information redacted pursuant to a confidential treatment request.